UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Banco de Crédito e Inversiones

(Name of Subject Company)

N/A

(Translation of Subject Company’s Names into English (if applicable))

Chile

(Jurisdiction of Subject Company’s Incorporation or Organization)

Banco de Crédito e Inversiones

(Names of Person(s) Furnishing Form)

Common Shares of Banco de Crédito e Inversiones

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

José Luis Ibaibarriaga Martínez
Avenida El Golf 125
Las Condes
Santiago, Chile
Tel.: 56-22 692-7000

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Juan M. Naveira
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

September 22, 2023

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit number	Description

99.1	English translation of the Spanish language notice to shareholders of Banco de Crédito e Inversiones informing them of their share rights pursuant to Article 10 of the Corporations Regulations (Reglamento de Sociedades Anónimas, Decreto Supremo No. 702).*
99.2	English translation of the Spanish language letter to shareholders of Banco de Crédito e Inversiones informing them of their share rights pursuant to Article 10 of the Corporations Regulations (Reglamento de Sociedades Anónimas, Decreto Supremo No. 702).**
99.3	English translation of the material fact (hecho esencial) of Banco de Crédito e Inversiones filed with the Chilean Financial Markets Authority on September 20, 2023.***
99.4	English translation of the Spanish language notice to shareholders of Banco de Crédito e Inversiones informing them of the commencement of the subscription period for the share rights pursuant to Article 26 of the Corporations Regulations (Reglamento de Sociedades Anónimas, Decreto Supremo No. 702).
*	Previously furnished as Exhibit 99.1 to Form CB furnished with the Commission on September 13, 2023.
**	Previously furnished as Exhibit 99.2 to Form CB furnished with the Commission on September 13, 2023.
***	Previously furnished as Exhibit 99.3 to Form CB/A furnished with the Commission on September 21, 2023.

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is prominently included in the documents attached as exhibits hereto.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1)	Banco de Crédito e Inversiones filed with the Commission a written irrevocable consent and power of attorney on Form F-X on September 13, 2023.

(2)	Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO DE CRÉDITO E INVERSIONES

By	/s/ Fernando Carmash Cassis
	Name:	Fernando Carmash Cassis
	Title:	General Counsel

Date: September 25, 2023

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